UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2025
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd
10 Bressenden Place
London, SW1E 5DH
United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F   ☒       Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes          No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes           No   ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Navigator Holdings Ltd. (the “Company”) announced on January 7, 2025, the completion of the expansion of its existing ethylene export terminal joint venture owned 50/50 by Navigator and Enterprise Products Partners L.P. at Morgan’s Point, Houston (the “Export Terminal Joint Venture”), previously announced on November 15, 2022, with additional information on March 9, 2023 (the “Expansion Project”).

The Expansion Project was completed on time in late-December 2024 and within budget. The flex train is expected to increase ethylene export capacity at Morgan’s Point by at least 550,000 tons to 1.55 million tons per year starting in 2025, and potentially up to a total of 3.2 million tons per year in the coming years. Further, the Expansion Project is anticipated to triple the current instantaneous ethylene refrigeration capacity at Morgan’s Point from 125 tons per hour to 375 tons per hour, providing increased flexibility for customers and the potential to add additional capacity based on demand. The expanded capacity will utilize the Export Terminal Joint Venture’s existing 30,000 ton refrigerated tank which will continue to facilitate loading vessels at Morgan’s Point at 1,000 tons per hour. Additionally, the Joint Venture has signed an increased and extended offtake agreement with its largest offtaker with the additional volumes starting in the first quarter of 2025.

To further support the Expansion Project by increasing Navigator Gas’ fleet of ethylene capable vessels, the Company has also entered into agreements with an unrelated third party (together, the “Transaction”) to acquire three German-built 17,000 cubic meter capacity vessels.

Delivery of the vessels under the Transaction is expected to take place between February and August 2025, at the latest. The vessels are anticipated to operate in the spot market upon, or soon after, delivery. The Company does not intend to issue any new capital, but plans to finance the acquisitions with a combination of cash on hand and new debt.

The Transaction is subject to customary closing conditions and following its completion, Navigator Gas will own and operate a fleet of 59 vessels, 28 of which will be ethylene and ethane capable.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., dated January 7, 2025.
ITEM 2—EXHIBITS
The following exhibits are filed as part of this Report on Form 6-K:
Exhibit No.    Description

99.1    Press Release of Navigator Holdings Ltd., dated January 7, 2025.
THE INFORMATION INCLUDED IN THIS REPORT ON FORM 6-K, INCLUDING THE DOCUMENT ATTACHED HERETO AS EXHIBIT 99.1, IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT: FORM F-3 (FILE NO. 333-272980) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2023; AND FORM S-8 (FILE NO. 333-278593) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 10, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.
Date: January 7, 2025	By: /s/ John Reay
Name: John Reay
Title: Corporate Secretary